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                                                                 EXHIBIT (a)(12)

[LINDAL LOGO]

TO:            Lindal Option Holders

FROM:          Dennis Gregg

DATE:          January 4, 2001

SUBJECT:       Purchase of options


In connection to with the Company's Offer to Purchase the outstanding shares of its common stock, the Board of Directors accelerated the vesting of outstanding stock options so that all such options are now fully exercisable. In addition, the Company is providing optionees with the opportunity to surrender such options in exchange for payment in cash of the net value of the options (subject to any applicable withholding taxes).

FOR EXAMPLE:

Employee A owns options to purchase 100 shares of Lindal stock. The exercise price is $1.5625 per share. Upon receipt of the necessary approval and required forms from the employee, the Company would make a payment to the employee for the surrender of such 100 options as follows:

Total number of shares subject to stock options                (x)      100

Purchase price                                       $4.5500
Option exercise price                                 1.5625
                                                   ---------
Excess of purchase price over exercise price per share         (y)       $2.9875
                                                                      ----------

Payment to employee prior to any applicable withholding                  $298.75
taxes

You do need to tender all or any portion of your options and should complete Appendix 1 of the enclosed letter in accordance with the instructions and deliver it to my attention on or before January 19, 2001.

Based on the recommendation of the Special Committee of the Board of Directors to Shareholders in respect to tendering their shares in the Offer to Purchase, the Company recommends that option holders tender those options where the purchase price ($4.55 per share) exceeds the exercise price per share.


Thank you
Dennis Gregg, CFO